UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

Tufin Software Technologies Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 0.015 Per Share
(Title of Class of Securities)

M8893U102
(CUSIP Number)

Tufin Software Technologies Ltd. 5 HaShalom Road, ToHa Tower Tel Aviv 6789205, Israel +972 (3) 612-8118
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.
1.	Names of Reporting Persons. Marker II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO [Other]
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 473,968
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 473,968
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 473,968 Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.33%*
14.	Type of Reporting Person (See Instructions) PN [Partnership]

* Based on 35,645,857 Ordinary Shares outstanding as of June 1, 2020 (as reported by the Issuer in its Form 424B3 filed with the Securities and Exchange Commission on July 15, 2020).

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CUSIP No.
1.	Names of Reporting Persons. Marker Lantern II Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO [Other]
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 1,184,919 Ordinary Shares
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,184,919 Ordinary Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person* 1,184,919 Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.33%*
14.	Type of Reporting Person (See Instructions) OO [Other]

* Based on 35,645,857 Ordinary Shares outstanding as of June 1, 2020 (as reported by the Issuer in its Form 424B3 filed with the Securities and Exchange Commission on July 15, 2020).

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CUSIP No.
1.	Names of Reporting Persons. Marker TF Investments Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO [Other]
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 2,793,523 Ordinary Shares
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,793,523 Ordinary Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,793,523 Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.84%*
14.	Type of Reporting Person (See Instructions) OO [Other]

*Based on 35,645,857 Ordinary Shares outstanding as of June 1, 2020 (as reported by the Issuer in its Form 424B3 filed with the Securities and Exchange Commission on July 15, 2020).

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CUSIP No.

1.	Names of Reporting Persons. Marker II GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO [Other]
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 473,968 Ordinary Shares
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 473,968 Ordinary Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 473,968 Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.33%*
14.	Type of Reporting Person (See Instructions) OO [Other]

*Based on 35,645,857 Ordinary Shares outstanding as of June 1, 2020 (as reported by the Issuer in its Form 424B3 filed with the Securities and Exchange Commission on July 15, 2020).

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CUSIP No.
1.	Names of Reporting Persons. Marker Lantern II Manager Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO [Other]
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 1,184,919 Ordinary Shares
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,184,919 Ordinary Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person* 1,184,919 Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.33%*
14.	Type of Reporting Person (See Instructions) OO [Other]

* Based on 35,645,857 Ordinary Shares outstanding as of June 1, 2020 (as reported by the Issuer in its Form 424B3 filed with the Securities and Exchange Commission on July 15, 2020).

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CUSIP No.
1.	Names of Reporting Persons. Marker Lantern I Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO [Other]
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 2,793,523 Ordinary Shares
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,793,523 Ordinary Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,793,523 Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.84%*
14.	Type of Reporting Person (See Instructions) OO [Other]

*Based on 35,645,857 Ordinary Shares outstanding as of June 1, 2020 (as reported by the Issuer in its Form 424B3 filed with the Securities and Exchange Commission on July 15, 2020).

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CUSIP No.
1.	Names of Reporting Persons. Marker Lantern Management Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO [Other]
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 2,793,523 Ordinary Shares
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,793,523 Ordinary Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,793,523 Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.84%*
14.	Type of Reporting Person (See Instructions) OO [Other]

*Based on 35,645,857 Ordinary Shares outstanding as of June 1, 2020 (as reported by the Issuer in its Form 424B3 filed with the Securities and Exchange Commission on July 15, 2020).

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CUSIP No.
1.	Names of Reporting Persons. Richard Scanlon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO [Other]
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 4,452,410 Ordinary Shares
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,452,410 Ordinary Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,452,410 Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.50%*
14.	Type of Reporting Person (See Instructions) IN [Individual]

*Based on 35,645,857 Ordinary Shares outstanding as of June 1, 2020 (as reported by the Issuer in its Form 424B3 filed with the Securities and Exchange Commission on July 15, 2020).

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Item 1. Security and Issuer

This statement (this “Schedule 13D”) relates to the ordinary shares, par value NIS 0.015 per share (the “Ordinary Shares”) of Tufin Software Technologies Ltd., a company incorporated under the laws of the State of Israel (the “Issuer”). The address of the principal executive officers of the Issuer is 5 HaShalom Road, ToHa Tower Tel Aviv 6789205, Israel.

Item 2. Identity and Background

(a)	This Schedule 13D is filed by:

i.	Marker II LP, a partnership organized under the laws of the Cayman Islands (“Marker II”), with respect to the Ordinary Shares held by it beneficially. Marker II’s business address is 110 East 59th Street, 28th floor, New York, New York 10022. Ohad Finkelstein and Yuval Shachar are independent managers of the investment committee of Marker II.

ii.	Marker Lantern II Ltd, a company organized under the laws of the Cayman Islands (“Marker Lantern II”), with respect to the Ordinary Shares held by it beneficially. Marker Lantern II’s business address is 110 East 59th Street, 28th floor, New York, New York 10022. The principal business of Marker Lantern II is making investments.

iii.	Marker TF Investments Ltd, a company organized under the laws of the Cayman Islands (“Marker TF Investments”), with respect to the Ordinary Shares held by it beneficially. Marker TF Investments’ business address is 110 East 59th Street, 28th floor, New York, New York 10022. The principal business of Marker TF Investments is making investments.

iv.	Marker II GP, Ltd., a company organized under the laws of the Cayman Islands (“Marker II GP”), as the general partner of Marker II. Marker II GP’s business address is 110 East 59th Street, 28th floor, New York, New York 10022. The principal business of Marker II GP is acting as general partner of Marker II.

v.	Marker Lantern II Manager Ltd., a company organized under the laws of the Cayman Islands (“Marker Lantern II Manager”), as manager of Marker Lantern II. Marker Lantern II Manager’s business address is 110 East 59th Street, 28th floor, New York, New York 10022. The principal business of Marker Lantern II Manager is acting as general partner of Marker Lantern II.

vi.	Marker Lantern I Ltd., a company organized under the laws of the Cayman Islands (“Marker Lantern I”), as manager of Marker TF Investments. Marker Lantern I’s business address is 110 East 59th Street, 28th floor, New York, New York 10022. The principal business of Marker Lantern I is acting as manager of Marker TF Investments.

vii.	Marker Lantern Management Ltd., a company organized under the laws of the Cayman Islands (“Marker Lantern Management”), as manager of Marker Lantern I. Marker Lantern Management’s business address is 110 East 59th Street, 28th floor, New York, New York 10022. The principal business of Marker Lantern I is acting as manager of Marker Lantern I.

viii.	Richard Scanlon, as the sole director of Marker II GP, Marker Lantern II Manager and Marker Lantern Management. Mr. Scanlon’s business address is 110 East 59th Street, 28th floor, New York, New York 10022. The principal occupation of Mr. Scanlon is serving as the Co-Founder and Managing Partner of Marker LLC. Mr. Scanlon is a citizen of the United States of America.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

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Marker II is the record holder of 473,968 Ordinary Shares, Marker Lantern II is the record holder of 1,184,919 Ordinary Shares, Marker TF Investments is the record holder of 2,793,523 Ordinary Shares and the Reporting Persons are the beneficial owners of 4,452,410 Ordinary Shares, which the Reporting Persons acquired in a private investment prior to the initial public offering of the Issuer. The Reporting Persons are filing this Schedule 13D to report the formation of a “group” between the Reporting Persons and Catalyst Investments L.P. (together with certain of its affiliates, “Catalyst” ) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to the Ordinary Shares. The group arose as a result of the events described in Section 4 below. The Reporting Persons disclaim beneficial ownership of the Ordinary Shares held by Catalyst.

None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

Since its initial investment in the Issuer, the Reporting Persons have, from time to time, engaged in discussions with other shareholders of the Issuer, including Catalyst, regarding their common interests as shareholders of the Issuer and the operating performance and strategic direction of the Issuer. However, prior to December 14, 2020, the Reporting Persons did not enter into any agreement with any other person to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

On December 14, 2020, Marker and Catalyst (together, the “Shareholders”) discussed their common belief that the Issuer has been meaningfully undervalued in the public markets.

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In the course of such discussions, on December 14, 2020, the Shareholders agreed to cooperate for the purpose of managing their respective investments in the Issuer. Although the Shareholders have not entered into any written agreement to act together for such purposes, the Shareholders generally intend to coordinate their activities relating to their respective investments in the Issuer including, without limitation, jointly (i) engaging in dialogue with the Issuer’s management and/or the Board of Directors of the Issuer (the “Board”) about opportunities to maximize shareholder value , (ii) communicating with other shareholders of the Issuer or third parties, (iii) engaging a financial advisor to advise the Shareholders with respect to, and solicit indications of interest from third parties in, (A) a potential sale of all or a portion of their respective investments in the Issuer, either individually or together with each other or one or more other shareholders of the Issuer, or (B) a strategic transaction involving the Issuer and (iv) considering whether to sell or otherwise dispose of all or a portion of their respective investments in the Issuer, either individually or together with each other or one or more other shareholders of the Issuer, whether in privately negotiated sales, transactions effected through a securities exchange or otherwise.

The Reporting Persons may consider, explore, and/or develop plans and/or make proposals with respect to, among other things, the matters set forth in the previous sentence, as well as potential changes in the Issuer's operations, management, ownership, capital or corporate structure and strategy. The Reporting Persons may communicate with the Issuer’s management and/or Board with respect to any of the foregoing matters. The Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4.

Notwithstanding the foregoing, except as discussed above, none of the Reporting Persons have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, including (i) to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (ii) cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iii) cause any material change in the present capitalization or dividend policy of the Issuer, (iv) cause any other material change in the Issuer’s business or corporate structure, (v) cause any changes in the Issuer’s articles of association or other actions that may impede the acquisition of control of the Issuer by any person, (vi) cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association or (vii) cause a class of equity securities of the Issuer to become eligible for termination of registration. The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and, depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, the trading price of the Ordinary Shares and overall market conditions and other investment opportunities available to the Reporting Persons, the Reporting Persons may endeavor (A) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Ordinary Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable and/or (B) to enter into transactions that increase or hedge their economic exposure to the Ordinary Shares without affecting their beneficial ownership of the Ordinary Shares. In addition, the Reporting Persons may, at any time and from time to time, (I) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (II) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) – (b)

Marker II beneficially owns 473,968 Ordinary Shares, representing approximately 1.33% of the outstanding Ordinary Shares of the Issuer.

Marker Lantern II beneficially owns 1,184,919 Ordinary Shares, representing 3.33% of the outstanding Ordinary Shares of the Issuer.

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Marker TF Investments beneficially owns 2,793,523 Ordinary Shares, representing 7.84% of the outstanding Ordinary Shares of the Issuer.

Marker II GP in its capacity as general partner of Marker II controls and manages Marker II. Accordingly, Marker II GP is the beneficial owner of 473,968 Ordinary Shares, representing approximately 1.33% of the outstanding Ordinary Shares of the Issuer, held by Marker II.

Marker Lantern II Manager in its capacity as manager of Marker Lantern II controls and manages Marker Lantern II. Accordingly, Marker Lantern II Manager is the beneficial owner of 1,184,919 Ordinary Shares, representing approximately 3.33% of the outstanding Ordinary Shares of the Issuer, held by Marker Lantern II.

Marker Lantern I in its capacity as manager of Marker TF Investments controls and manages Marker TF Investments. Accordingly, Marker Lantern I is the beneficial owner of 2,793,523 Ordinary Shares, representing approximately 7.84% of the outstanding Ordinary Shares of the Issuer, held by Marker TF Investments.

Marker Lantern Management in its capacity as manager of Marker Lantern I controls and manages Marker Lantern I. Accordingly, Marker Lantern Management is the beneficial owner of 2,793,523 Ordinary Shares, representing approximately 7.84% of the outstanding Ordinary Shares of the Issuer, held by Marker TF Investments.

Richard Scanlon in his capacity as the sole director of Marker II GP, Marker Lantern II and Marker Lantern Management controls and manages each such entity. Accordingly, Mr. Scanlon is the beneficial owner of the 4,452,410 Ordinary Shares, representing approximately 12.5% of the outstanding Ordinary Shares of the Issuer, held by Marker II, Marker Lantern II and Marker TF Investments.

The events described in Section 4 above reflect the formation of a “group” between the Reporting Persons and Marker for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to the Ordinary Shares. The Reporting Persons disclaim beneficial ownership of the Ordinary Shares held by Catalyst.

(c)    None of the Reporting Persons has entered into any transactions in Ordinary Shares in the past 60 days.

(d)    No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.

(e)    Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On March 6, 2019 the Reporting Persons entered into the Amended and Restated Investors’ Rights Agreement with the Issuer, certain investors and certain other shareholders of the Issuer, pursuant to which the Reporting Persons were granted certain rights with respect to the registration of the securities of the Issuer.

Mr. Ohad Finkelstein is the Co-Founding Partner of Marker LLC, and is also a director of the Issuer. In connection with Mr. Finkelstein’s role as director of the Issuer, he has received cash compensation and equity-based compensation in the form of restricted stock options from the Issuer.

Mr. Yuval Shachar is the Co-Founding Partner of Marker LLC, and is also a director of the Issuer. In connection with Mr. Shachar’s role as director of the Issuer, he has received cash compensation and equity-based compensation in the form of restricted stock options from the Issuer. Mr. Yuval also holds 50,264 options, which are convertible into Ordinary Shares.

Item 7. Material to be Filed as Exhibits

99.1 Amended and Restated Investors Rights Agreement by and among the Issuer, certain investors and certain of its shareholders, dated March 6, 2019.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Marker II LP

December 14, 2020
Date

/s/ Richard Scanlon
Signature

Richard Scanlon / Authorized Signatory
(Name/Title)

Marker Lantern II Ltd.

December 14, 2020
Date

/s/ Richard Scanlon
Signature

Richard Scanlon / Authorized Signatory
(Name/Title)

Marker TF Investments Ltd.

December 14, 2020
Date

/s/ Richard Scanlon
Signature

Richard Scanlon / Authorized Signatory
(Name/Title)

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Marker II GP, Ltd.

December 14, 2020
Date

/s/ Richard Scanlon
Signature

Richard Scanlon / Authorized Signatory
(Name/Title)

Marker Lantern II Manager Ltd.

December 14, 2020
Date

/s/ Richard Scanlon
Signature

Richard Scanlon / Authorized Signatory
(Name/Title)

Marker Lantern I Ltd.

December 14, 2020
Date

/s/ Richard Scanlon
Signature

Richard Scanlon / Authorized Signatory
(Name/Title)

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Marker Lantern Management Ltd.

December 14, 2020
Date

/s/ Richard Scanlon
Signature

Richard Scanlon / Authorized Signatory
(Name/Title)

Richard Scanlon

December 14, 2020
Date

/s/ Richard Scanlon
Signature

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